SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)


                       Westin Hotels Limited Partnership
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Units of Limited Partnership Interests
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  960 377 109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Michael J. Frey
                           c/o Kalmia Investors, LLC
                         601 Carlson Parkway, Suite 200
                              Minnetonka, MN 55305

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 1, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  960377109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kalmia Investors, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  [_]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     17,392

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     17,392

10.  SHARED DISPOSITIVE POWER

     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,392

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.8%

14.  TYPE OF REPORTING PERSON

CUSIP No.  960377109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Smithtown Bay, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  [_]
                                                                 (b)  [ ]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     17,392

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     17,392

10.  SHARED DISPOSITIVE POWER

     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,392

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.8%

14.  TYPE OF REPORTING PERSON

CUSIP No.  960377109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Merced Partners Limited Partnership

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  [_]
                                                                 (b)  [ ]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     17,392

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     17,392

10.  SHARED DISPOSITIVE POWER

     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,392

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.8%

14.  TYPE OF REPORTING PERSON

CUSIP No.  960377109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Global Capital Management, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  [_]
                                                                 (b)  [ ]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     17,392

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     17,392

10.  SHARED DISPOSITIVE POWER

    -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,392

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.8%

14.  TYPE OF REPORTING PERSON

CUSIP No.  960377109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael J. Frey

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  [_]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     17,392

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

      17,392

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,392

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.8%

14.  TYPE OF REPORTING PERSON

      IN

CUSIP No.  960377109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     John D. Brandenborg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  [_]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     17,392

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     17,392

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,392

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.8%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.  960377109
           ---------------------

     This Amendment No. 4 to Schedule 13D (the "Schedule") relates to the tender offer filed on July 24, 2003 on Schedule TO, as amended, by Kalmia Investors, LLC ("Kalmia"), a Delaware limited liability company, to purchase up to 79,917 units of limited partnership interests ("Units") of Westin Hotels Limited Partnership, a Delaware limited partnership (the "Issuer"), upon the terms and conditions set forth in the related Agreement of Sale (also filed on July 24, 2003)(collectively with the Schedule TO, the "Offer"). As of 5:00 pm, Eastern Time, on Friday, August 29, 2003, 6,658 Units had been tendered pursuant to the Offer and were reported on a Third Amended Schedule 13D filed by the Reporting persons on September 8, 2003.

     The purpose of this Fourth Amended Schedule 13D is to report that 249 of the 6,658 Units that were tendered upon the expiration of the Offer were not transferred pursuant to the Offer because they were withdrawn or otherwise were incapable of being transferred.

--------------------------------------------------------------------------------
Item 3.    Source and Amount of Funds or Other Consideration.

     The total amount of funds required by Kalmia to purchase the tendered Units is $3,524,950.

--------------------------------------------------------------------------------
Item 4.    Purpose of Transaction.

     The Reporting Persons reserve the right to acquire additional Units of the Issuer in the future on terms, including price, that are the same or that are different then the terms on which the Units were acquired in the Offer. Such additional acquisitions may be made through private purchases, through one or more future tender offers, or by any other means.

--------------------------------------------------------------------------------
Item 5.    Interest in Securities of the Issuer.

     As of October 1, 2003, 6,409 Units that were tendered pursuant to the Tender Offer were transferred by the Issuer to Kalmia. As of October 1, 2003, the Reporting Persons may be deemed to be the beneficial owner of 17,392 Units, or 12.8% of the outstanding Units, of the Issuer.

--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   October 1, 2003
                                        ----------------------------------------
                                                         (Date)

KALMIA INVESTORS, LLC

By:  Smithtown Bay, LLC
     Its Manager

By:  Global Capital Management, Inc.
     Its Manager

By:  /s/ Michael J. Frey
     -------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer

SMITHTOWN BAY, LLC

By:  Global Capital Management, Inc.
     Its Manager


By:  /s/ Michael J. Frey
     -------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer

MERCED PARTNERS LIMITED
PARTNERSHIP

By:  /s/ Michael J. Frey
     -------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer

GLOBAL CAPITAL MANAGEMENT, INC.

By:  /s/ Michael J. Frey
     -------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer

MICHAEL J. FREY

     /s/ Michael J. Frey
     -------------------


JOHN J. BRANDENBORG

     /s/ John D. Brandenborg
     -----------------------

                                    Exhibit A

                                    Agreement

     Each of the undersigned agree that this Amendment No. 4 to Schedule 13D dated October 1, 2003 relating to the limited partnership interests of Westin Hotels Limited Partnership is being filed on behalf of the undersigned.


KALMIA INVESTORS, LLC

By:  Smithtown Bay, LLC
     Its Manager

By:  Global Capital Management, Inc.
     Its Manager

By:  /s/ Michael J. Frey
     -------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer

SMITHTOWN BAY, LLC

By:  Global Capital Management, Inc.
     Its Manager

By:  /s/ Michael J. Frey
     -------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer

MERCED PARTNERS LIMITED
PARTNERSHIP

By:  /s/ Michael J. Frey
     -------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer

GLOBAL CAPITAL MANAGEMENT, INC.

By:  /s/ Michael J. Frey
     -------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer

MICHAEL J. FREY

     /s/ Michael J. Frey
     -------------------

JOHN J. BRANDENBORG

     /s/ John D. Brandenborg
     -----------------------


21919.0001 #432497